

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Scott Contino
Chief Financial Officer
Fortistar Sustainable Solutions Corp.
One North Lexington Avenue
White Plains, NY 10601

      Re: Fortistar Sustainable Solutions Corp.
            Form 8-K filed November 16, 2021
            File No. 001-39939

Dear Scott Contino:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Scott Contino
Fortistar Sustainable Solutions Corp.
November 18, 2021
Page 2

Form 8-K filed November 16, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	Please amend your filing to disclose the date of the conclusion regarding non-reliance of your financial statements, as required by Item 4.02(a)(1) of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction